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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                           American Independence Corp.
                       (Name of Subject Company (Issuer))

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                          Independence Holding Company
                                       and
                          Madison Investors Corporation
                                   (Offerors)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   026760 40 5
                      (CUSIP Number of Class of Securities)

                                Teresa A. Herbert
                        c/o Independence Holding Company
                             96 Cummings Point Road
                           Stamford, Connecticut 06902
                                 (203) 358-8000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

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                                    Copy to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

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                            CALCULATION OF FILING FEE

       Transaction valuation (*)                     Amount of Filing Fee(**)
             $9,000,000                                      $1,800

* For the purpose of calculating the registration fee pursuant to Rules 0-11(d) under the Securities Exchange Act of 1934, based on the product of
      (i) 1,000,000, the maximum number of shares of American Independence Corp. common stock to be acquired in the offer and (ii) $9.00, the tender offer price.

**    Calculated as 1/50 of 1% of the transaction value.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: N/A            Filing Party: N/A
            Form or Registration No.: N/A          Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.
            |_|   issuer tender offer subject to Rule 13e-4.
            |_|   going-private transaction subject to Rule 13e-3.
            |X|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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      This Tender Offer Statement on Schedule TO is filed by Independence
Holding Company ("IHC"), a Delaware corporation, and Madison Investors Corporation (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of IHC. This Schedule TO relates to the offer by the Purchaser to purchase for cash up to 1,000,000 shares of common stock, par value $0.01 per share, of American Independence Corp. (the "Company"), a Delaware corporation, at a price of $9.00 per share, net to the seller in cash. The terms and the conditions set forth in the Offer to Purchase dated February 18, 2003 and in the related letter of transmittal, copies of which are incorporated by reference as Exhibits (a)(1) and (a)(2), and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to the stock agreement dated as of July 30, 2002 among the Company, IHC and the Purchaser, which is incorporated by reference as Exhibit (d)(2).

      This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 to 9 and 11

      The information set forth in the Offer to Purchase and the related letter of transmittal is incorporated herein by reference with respect to Items 1 to 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

      (a) Financial information with respect to the Purchaser is not material to the holders of Company's common stock and has not been included in this Schedule TO. The financial condition of the Purchaser is not material because (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the Purchaser is a public reporting company that files reports electronically on EDGAR.

      (b) Pro forma financial information has not been included in this Schedule TO because no securities are intended to be offered in a subsequent merger or other transaction in which remaining target securities are acquired.

Item 12. Material to be Filed as Exhibits.

(a)(1)    Offer to Purchase dated February 18, 2003
(a)(2)    Form of Letter of Transmittal
(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients
(a)(5)    Form of Notice of Guaranteed Delivery
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9


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(a)(7)    Cover Letter from American Independence Corp. to its stockholders
(a)(8) Form of Transmittal Form relating to reverse stock split of American Independence Corp. common stock
(a)(9)    Press Release of Independence Holding Company issued on February 18,
          2003
(b)       Not Applicable.
(d)(1) Stock Purchase Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(2) Stock Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(3) Registration Rights Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.) and Madison Investors Corporation (incorporated by reference to Exhibit 4.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(4) Services Agreement dated as of November 15, 2002 between American Independence Corp. and Independence Holding Company (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on November 27, 2002 (Commission File Number 001-05270)).
(g)       Not applicable.
(h)       Not applicable.

Item 13. Information Required by Schedule 13E-3.

      Not Applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               By: /s/ TERESA A. HERBERT
                                   ---------------------------------------------
                               Name: Teresa A. Herbert
                               Title: Vice President and Chief Financial Officer

Dated: February 18, 2003


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                                  EXHIBIT INDEX

Exhibit
Number    Description
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(a)(1)    Offer to Purchase dated February 18, 2003
(a)(2)    Form of Letter of Transmittal
(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients
(a)(5)    Form of Notice of Guaranteed Delivery
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)    Cover Letter from American Independence Corp. to its stockholders
(a)(8) Form of Transmittal Form relating to reverse stock split of American Independence Corp. common stock
(a)(9)    Press Release of Independence Holding Company issued on February 18,
          2003
(b)       Not Applicable.
(d)(1) Stock Purchase Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(2) Stock Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(3) Registration Rights Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.) and Madison Investors Corporation (incorporated by reference to Exhibit 4.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).
(d)(4) Services Agreement dated as of November 15, 2002 between American Independence Corp. and Independence Holding Company (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on November 27, 2002 (Commission File Number 001-05270)).
(g)       Not applicable.
(h)       Not applicable.